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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

   [X] Form 10-K    [  ] Form 20-F    [  ] Form 11-K    [  ] Form 10-Q    [  ] Form N-SAR
   For Period Ended:  May 26, 1995
   [  ] Transition Report on Form 10-K
   [  ] Transition Report on Form 20-F
   [  ] Transition Report on Form 11-K
   [  ] Transition Report on Form 10-Q
   [  ] Transition Report on Form N-SAR
   For the Transition Period Ended: __________________________________________________________
______________________________________________________________________________________________

         Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________________________

         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:     N/A
                                                       _______________________________________
______________________________________________________________________________________________

PART I--REGISTRANT INFORMATION
______________________________________________________________________________________________
Full Name of Registrant:  Thorn Apple Valley, Inc.
______________________________________________________________________________________________

Former Name if Applicable:
          N/A
______________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

          26999 Central Park Boulevard, Suite 300          Southfield,  Michigan 48076
______________________________________________________________________________________________
           City, State and Zip Code

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           PART II--RULES 12b-25 (b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


\ X \            (a)      The reasons described in reasonable detail in Part
           III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c)  The accountant's statement or other exhibit required by
           Rule 12b-25(c) has been attached if applicable.
           ___________________________________________________________________

           PART III--NARRATIVE
           ___________________________________________________________________

           State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

           The Registrant recently completed the acquisition (the
           "Acquisition") of certain assets of Foodbrands America, Inc. and its subsidiaries.  In connection with the Acquisition, the
           Registrant was required to file a Form 8-K disclosing certain information about the Acquisition.  The Registrant sought to have the scope of the information to be disclosed in the Form 8-K narrowed; however, the Registrant was unsuccessful in that endeavor.
           The individuals that were responsible for preparing the necessary information for the Form 8-K are also the individuals responsible for preparing the Form 10-K to which this notification relates.
           Because of their work on the Form 8-K, such individuals were unable to prepare the Form 10-K by August 24, 1995.  The subject Form 10-K will be filed on or before September 8, 1995.
           ____________________________________________________________________

           PART IV--OTHER INFORMATION
           ____________________________________________________________________
                (1)  Name and telephone number of persons to contact in regard to this notification

                    Louis Glazier                   810           213-1000
           ____________________________________________________________________
                       (Name)                   (Area Code)  (Telephone Number)

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      (2)  Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                           [X] Yes    [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes    [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
________________________________________________________________________________

                           Thorn Apple Valley, Inc.
________________________________________________________________________________
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      August 23, 1995                    By:     /s/  LOUIS GLAZIER
     -----------------------------               ----------------------------
                                              Name:   Louis Glazier
                                              Title:  Vice President-Finance and
                                              Administration

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
________________________________________________________________________________

                                   ATTENTION

      Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
________________________________________________________________________________

                              GENERAL INSTRUCTIONS

      1.   This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the
General Rules and Regulations under the Securities Exchange Act of 1934.
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      2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General
Rules and Regulations under the Act.  The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4.   Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.
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                                   ATTACHMENT

                            FORM 12B-25 PART IV (3)

         As was previously announced in press releases dated March 17, 1995 and July 24, 1995, the Company has accrued a pre-tax restructuring charge of approximately $7.9 million primarily in connection with the closing of the plant operated by the Company's Tri-Miller Packing Company subsidiary in Hyrum, Utah.